                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         SAFETY INSURANCE GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    78648T100
                                 (CUSIP NUMBER)

                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                                 51 JFK Parkway
                          Short Hills, New Jersey 07078
                                 (973) 379-6557

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                November 27, 2002
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]


                              (Page 1 of 2 Pages)

CUSIP No. 78648T100                  13D                             Page 2 of 7
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fairholme Capital Management, L.L.C.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   [  ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
       NUMBER OF                 7   SOLE VOTING POWER
        SHARES                       1,238,649 shares
     BENEFICIALLY
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
                               -------------------------------------------------
                                 8   SHARED VOTING POWER
                                     0 shares
                               -------------------------------------------------
                                 9   SOLE DISPOSITIVE POWER
                                     1,238,649 shares
                               -------------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,649 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.11% of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

CUSIP No. 78648T100                    13D                           Page 3 of 7
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce R. Berkowitz
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   [  ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
       NUMBER OF                 7   SOLE VOTING POWER
        SHARES                       1,238,649 shares
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                               -------------------------------------------------
                                 8   SHARED VOTING POWER
                                     0 shares
                               -------------------------------------------------
                                 9   SOLE DISPOSITIVE POWER
                                     1,238,649 shares
                               -------------------------------------------------
                                 10  SHARED DISPOSITIVE POWER
                                     0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,238,649 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.11% of Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No. 78648T100              SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

Security: Common Stock

Issuer:   Safety Insurance Group, Inc.
          20 Custom House Street
          Boston, MA 02110

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Fairholme Capital Management, L.L.C. ("Fairholme") - Bruce R. Berkowitz, Managing Member ("Berkowitz")

          (b) 51 JFK Parkway, Short Hills, New Jersey 07078

          (c) Fairholme is the General and Managing Partner of Fairholme Partners, L.P. and is a Registered Investment Advisor providing advisory services to individuals, corporations, partnerships, ERISA plans and other entities. Berkowitz is the Managing Member of Fairholme and is also a Director of the Issuer.

          (d) - (e) During the last five years, neither Fairholme, Berkowitz nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) New Jersey

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


          All of the shares of the Issuer were acquired through working capital of Fairholme Partners, L.P.

ITEM 4    PURPOSE OF TRANSACTION

          Berkowitz is a Director of the Issuer and Fairholme intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

          Other than as described above, Fairholme does not have any plans or proposals which would result in any of the following:

          a. the acquisition by any person of additional securities of the Issuer, or the disposition of


                              (Page 4 of 7 Pages)
          securities of the Issuer;

          b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

          e. any material change in the present capitalization or dividend policy of the Issuer;

          f. any other material change in the Issuer's business or corporate structure;

          g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          j. any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As the holder of sole voting and investment authority over the shares owned by Fairholme Partners, L.P., Fairholme may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,238,649 shares representing approximately 8.11% of the outstanding shares of the Issuer (based upon 15,529,991 shares outstanding as of November 27, 2002). Berkowitz is a Control Person of Fairholme and Director of the Issuer and so may also be considered a beneficial owner of this block of shares.

          (c) On November 27, 2002, a public offering of securities of the issuer was made. Prior to that date, Fairholme held common stock, preferred stock and notes of the Issuer. On November 27, as a result of the public offering, the notes held by Fairholme were paid off, the preferred stock which Fairholme held was converted into 420,000 shares of Common Stock and Fairholme purchased an additional 350,000 shares of common stock at the public offering price of $12.00.

          (d) Not applicable.

          (e) Not applicable.


                              (Page 5 of 7 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.


                              (Page 6 of 7 Pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:  December 17, 2002


                                        FAIRHOLME CAPITAL MANAGEMENT, L.L.C.

                                           By:    /s/ Bruce R. Berkowitz
                                              -------------------------------
                                                Name:  Bruce R. Berkowitz
                                                Title: Managing Member


                              (Page 7 of 7 Pages)